NUVEEN INVESTMENT TRUST

NOTICE OF CONTINUANCE OF INVESTMENT SUB-ADVISORY AGREEMENT

WHEREAS, Nuveen Fund Advisors, Inc. f/k/a Nuveen Asset Management, a Delaware corporation (the “Manager ”) and Nuveen HydePark Group, LLC, a Delaware limited liability company (the “Sub-Adviser”) have entered into various Sub-Advisory Agreements dated as of November 2007, pursuant to which the Sub-Adviser furnishes investment advisory services to various series of Nuveen Investment Trust as listed on attached Schedule A; and

WHEREAS, pursuant to the terms of the Agreement, the Agreement shall continue in force from year to year after the initial effective period of two years, provided that such continuance is specifically approved for each Portfolio (as defined in the Agreement) at least annually in the manner required by the Investment Company Act of 1940 and the rules and regulations thereunder.

NOW THEREFORE, this Notice memorializes between the parties that the Board of Trustees of Nuveen Investment Trust, including the independent Trustees, at a meeting called in part for the purpose of reviewing the Agreement, have approved the continuance of the Agreement with respect to each Portfolio until August 1, 2012, in the manner required by the Investment Company Act of 1940.

Dated as of July 29, 2011

NUVEEN FUND ADVISORS, INC.

		By:	/s/ Kevin J. McCarthy
Managing Director

ATTEST:

/s/ Virginia O’Neal

NUVEEN HYDEPARK GROUP, LLC

	By:	/s/ Keith Hembre
	Its:	Managing Director

ATTEST:

/s/ Ann Dee

SCHEDULE A TO SUB-ADVISORY AGREEMENT RENEWAL

AGREEMENTS BETWEEN NUVEEN FUND ADVISORS, INC. AND NUVEEN HYDEPARK GROUP, LLC

Fund in Nuveen Investment Trust	Date of Contract	Date of Renewal
Nuveen Multi-Manager Large-Cap Value Fund	11-14-07	8-1-2011
Nuveen U.S. Equity Completeness Fund	7-1-08	8-1-2011